# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The New York Times Company, CIK 0000071691
CUSIP: 650111107
Title of class of securities: Class A Common Stock, $0.10 par value per share
Address of issuer's principal executive offices: 620 Eighth Avenue, New York, New York (NY), 10018
Date of event which requires filing of this statement: 10/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001609098

## Reporting persons
- Darsana Capital Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,500,000; sole dispositive power 0; shared dispositive power 8,500,000; aggregate amount beneficially owned 8,500,000 (5.2% of the class)
- Darsana Capital Partners GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,500,000; sole dispositive power 0; shared dispositive power 8,500,000; aggregate amount beneficially owned 8,500,000 (5.2% of the class)
- Darsana Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,500,000; sole dispositive power 0; shared dispositive power 8,500,000; aggregate amount beneficially owned 8,500,000 (5.2% of the class)
- Darsana Capital GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,500,000; sole dispositive power 0; shared dispositive power 8,500,000; aggregate amount beneficially owned 8,500,000 (5.2% of the class)
- Anand Desai: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,500,000; sole dispositive power 0; shared dispositive power 8,500,000; aggregate amount beneficially owned 8,500,000 (5.2% of the class)

## Item 1. Issuer
Name of issuer: The New York Times Company
Address of issuer's principal executive offices: 620 Eighth Avenue, New York, New York 10018

## Item 2. Person Filing
Name of person filing:
Darsana Capital Partners LP
Darsana Capital Partners GP LLC
Darsana Master Fund LP
Darsana Capital GP LLC
Anand Desai
Address of principal business office or, if none, residence:
Darsana Capital Partners LP
40 WEST 57TH STREET, 22ND FLOOR, NEW YORK, NY, 10019

Darsana Capital Partners GP LLC
40 WEST 57TH STREET, 22ND FLOOR, NEW YORK, NY, 10019

Darsana Master Fund LP
40 WEST 57TH STREET, 22ND FLOOR, NEW YORK, NY, 10019

Darsana Capital GP LLC
40 WEST 57TH STREET, 22ND FLOOR, NEW YORK, NY, 10019

Anand Desai
40 WEST 57TH STREET, 22ND FLOOR, NEW YORK, NY, 10019
Citizenship:
Darsana Capital Partners LP - Delaware
Darsana Capital Partners GP LLC - Delaware
Darsana Master Fund LP - Cayman Islands
Darsana Capital GP LLC - Delaware
Anand Desai - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Darsana Capital Partners LP - 8,500,000
Darsana Capital Partners GP LLC - 8,500,000
Darsana Master Fund LP - 8,500,000
Darsana Capital GP LLC - 8,500,000
Anand Desai - 8,500,000
Percent of class:
Darsana Capital Partners LP - 5.2%
Darsana Capital Partners GP LLC - 5.2%
Darsana Master Fund LP - 5.2%
Darsana Capital GP LLC - 5.2%
Anand Desai - 5.2%
Sole power to vote or to direct the vote:
Darsana Capital Partners LP - 0
Darsana Capital Partners GP LLC - 0
Darsana Master Fund LP - 0
Darsana Capital GP LLC - 0
Anand Desai - 0
Shared power to vote or to direct the vote:
Darsana Capital Partners LP - 8,500,000
Darsana Capital Partners GP LLC - 8,500,000
Darsana Master Fund LP - 8,500,000
Darsana Capital GP LLC - 8,500,000
Anand Desai - 8,500,000
Sole power to dispose or to direct the disposition:
Darsana Capital Partners LP - 0
Darsana Capital Partners GP LLC - 0
Darsana Master Fund LP - 0
Darsana Capital GP LLC - 0
Anand Desai - 0
Shared power to dispose or to direct the disposition:
Darsana Capital Partners LP - 8,500,000
Darsana Capital Partners GP LLC - 8,500,000
Darsana Master Fund LP - 8,500,000
Darsana Capital GP LLC - 8,500,000
Anand Desai - 8,500,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Darsana Capital Partners LP. None of those advisory clients, other than Darsana Master Fund LP, may be deemed to beneficially own more than 5% of the Class A Common Stock, $0.10 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Darsana Capital Partners LP: By: Darsana Capital Partners GP LLC, Its General Partner, By: /s/ Anand Desai, Anand Desai/Chief Executive Officer (10/21/2025)
- Darsana Capital Partners GP LLC: /s/ Anand Desai, Anand Desai/Chief Executive Officer (10/21/2025)
- Darsana Master Fund LP: By: Darsana Capital GP LLC, Its General Partner, By: /s/ Anand Desai, Anand Desai/Chief Executive Officer (10/21/2025)
- Darsana Capital GP LLC: /s/ Anand Desai, Anand Desai/Chief Executive Officer (10/21/2025)
- Anand Desai: /s/ Anand Desai, Anand Desai (10/21/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.